TriSalus Life Sciences, Inc.

6272 W. 91st Ave.

Westminster, Colorado 80031

May 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Conlon Danberg

Re:	TriSalus Life Sciences, Inc.
Registration Statement on Form S-3
April 28, 2025
File No. 333-286797

Ladies and Gentlemen:

TriSalus Life Sciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on May 30, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Dylan Kornbluth of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Dylan Kornbluth of Cooley LLP, counsel to the Registrant, at (858) 550-6173.

[Signature Page Follows]

Very truly yours,

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
	Name:	Mary Szela
	Title:	Chief Executive Officer

cc:	Carlos Ramirez, Cooley LLP
Matthew T. Browne, Cooley LLP
Dylan Kornbluth, Cooley LLP

[Company Signature Page to Acceleration Request]